UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

KiOR, Inc.

(Name of issuer)

Class A common stock, par value $0.0001 per share

(Title of class of securities)

497219109

(CUSIP number)

Vinod Khosla Khosla Ventures 2128 Sand Hill Road Menlo Park, California 94025 (650) 376-8500 with a copy to: Tammy Tompkins Khosla Ventures 2128 Sand Hill Road Menlo Park, California 94025

(Name, address and telephone number of person authorized to receive notices and communications)

October 21, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 497219109	Page 2 of 17 Pages

(1)	Names of reporting persons Khosla Ventures II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 46,259,738
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 46,259,738
(11)	Aggregate amount beneficially owned by each reporting person 46,259,738 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 46.0% (see Attachment A)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 497219109	Page 3 of 17 Pages

(1)	Names of reporting persons Khosla Ventures III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 16,858,402
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 16,858,402
(11)	Aggregate amount beneficially owned by each reporting person 16,858,402 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.0% (see Attachment A)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 497219109	Page 4 of 17 Pages

(1)	Names of reporting persons Khosla Ventures Associates II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 46,259,738
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 46,259,738
(11)	Aggregate amount beneficially owned by each reporting person 46,259,738 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 46.0% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 5 of 17 Pages

(1)	Names of reporting persons Khosla Ventures Associates III, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 16,858,402
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 16,858,402
(11)	Aggregate amount beneficially owned by each reporting person 16,858,402 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.0% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 6 of 17 Pages

(1)	Names of reporting persons VK Services, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 63,118,140
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 63,118,140
(11)	Aggregate amount beneficially owned by each reporting person 63,118,140 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 58.0% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 7 of 17 Pages

(1)	Names of reporting persons Vinod Khosla
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 86,593,440
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 86,593,440
(11)	Aggregate amount beneficially owned by each reporting person 86,593,440 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 66.1% (see Attachment A)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 497219109	Page 8 of 17 Pages

(1)	Names of reporting persons KFT Trust, Vinod Khosla as Trustee
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 23,475,300
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 23,475,300
(11)	Aggregate amount beneficially owned by each reporting person 23,475,300 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 30.4% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 9 of 17 Pages

(1)	Names of reporting persons VNK Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 7,421,470
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 7,421,470
(11)	Aggregate amount beneficially owned by each reporting person 7,421,470 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.9% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 10 of 17 Pages

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 6 to the statement on Schedule 13D (this “Amendment No. 6”) amends and supplements the statement on Schedule 13D (the “Original 13D”) filed on June 29, 2011, as amended January 31, 2012, May 10, 2013, May 31, 2013, August 2, 2013 and September 6, 2013 (“Amendment No. 1,” “Amendment No. 2,” “Amendment No. 3”, “Amendment No. 4” and “Amendment No. 5” respectively, and, together with the Original 13D and this Amendment No. 6, the “Schedule 13D”), and relates to the Reporting Persons’ (as defined in Item 2 of the Schedule 13D) beneficial ownership interest in the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of KiOR, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 13001 Bay Park Road, Pasadena, Texas 77507. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This statement is filed by:

(i)	Khosla Ventures II, L.P. (“KV II”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(ii)	Khosla Ventures III, L.P. (“KV III”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(iii)	Khosla Ventures Associates II, LLC (“KVA II”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(iv)	Khosla Ventures Associates III, LLC (“KVA III”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(v)	VK Services, LLC (“VK Services”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(vi)	KFT Trust, Vinod Khosla as Trustee (“KFT”), a trust for the benefit of Vinod Khosla, and for which Vinod Khosla is a trustee, with respect to the shares of Class A common stock directly and beneficially owned by it;

(vii)	Vinod Khosla (“Khosla”), with respect to the shares of Class A common stock directly and beneficially owned by him; and

(viii)	VNK Management, LLC (“VNK”), with respect to the shares of Class A common stock directly and beneficially owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” KV II, KV III, KVA II, KVA III, VK Services, KFT and Khosla are referred to herein as the “KV Affiliates.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Vinod Khosla, with respect to the shares of Class A common stock directly and beneficially owned by him.

Vinod Khosla is referred to as a “General Partner.”

(b)	The business address of each of the KV Affiliates:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

The business address of VNK:

c/o Kim Totah

1760 The Alameda, Suite 300

San Jose, CA 95126

(c)	The present principal business of each of the KV Affiliates and the General Partner is the venture capital investment business. The present principal business of VNK is investment management.

(d)	No Reporting Person or General Partner, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person or General Partner, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

KV II	Delaware, United States of America

KV III	Delaware, United States of America

KVA II	Delaware, United States of America

KVA III	Delaware, United States of America

VK Services	Delaware, United States of America

KFT	California, United States of America

Khosla	United States of America

VNK	Delaware, United States of America

SCHEDULE 13D

CUSIP No. 497219109	Page 11 of 17 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended as follows:

Senior Secured Convertible Promissory Note Purchase Agreement

On October 18, 2013, the Issuer and its wholly-owned subsidiary, Kior Columbus, LLC, (“KiOR Columbus”) entered into a Senior Secured Convertible Promissory Note Purchase Agreement (the “Note Purchase Agreement”) with KV III, KFT and VNK (collectively, the “Note Purchasers”), and KV III in its capacity as agent for the Purchasers. The Note Purchase Agreement was amended on October 20, 2013.

Pursuant to the Note Purchase Agreement, the Note Purchasers purchased Senior Secured Mandatorily Convertible Notes due February 1, 2020 (the “Notes”) in exchange for an aggregate of $42.5 million in cash and approximately $53.2 million in the conversion of existing indebtedness to KFT outstanding under the Company’s existing Loan and Security Agreement (the “Loan and Security Agreement”) by and among the Company and the Lenders named therein, dated as of January 26, 2012, as amended on March 17, 2013.

In the first tranche, which closed on October 21, 2013, KV III and VNK purchased Notes in an aggregate amount of $42.5 million and KFT purchased Notes in an aggregate amount of approximately $53.2 million pursuant to the conversion of outstanding indebtedness owed to KFT for loans received from KFT from and after March 17, 2013 under the Loan and Security Agreement. The notes acquired by cash were acquired with working capital.

The Notes accrue interest at a rate of 0% per annum and are convertible into shares of Class A common stock at a conversion price of $2.897 per share (such price, as it may be adjusted from time to time as set forth below, the “Conversion Price”), which represents a 25% premium over the average daily volume weighted average price of the Issuer’s Class A common stock for the twenty (20) trading days ending on October 17, 2013. The Conversion Price may be decreased in the event of certain subsequent equity issuances (each, a “Dilutive Issuance”) by the Issuer below the Conversion Price of the Notes between the date of the first tranche closing and the earlier of (i) the one year anniversary of the first tranche closing and (ii) the conversion of the Notes. The Notes will automatically convert into shares of Class A common stock (the “Note Conversion Shares”) upon the occurrence of certain financing-related events. The Notes are secured by liens on fixtures and personal property of the Issuer specified in the Note Purchase Agreement.

A second tranche closing (the “Second Tranche”) will occur upon the completion by the Issuer of certain financing and other customary conditions of closing. In the Second Tranche, KV III and VNK will purchase shares of Class A common stock (the “Second Tranche Shares”) in an aggregate amount of up to $7.5 million and KFT Trust will purchase Shares pursuant to the conversion of the amount of the indebtedness (equal to $25 million in principal amount, plus accrued interest and applicable fees) owed to KFT Trust under the Loan and Security Agreement for loans received from KFT Trust prior to March 17, 2013 under such agreement. Shares will be purchased for a price equal to the Conversion Price.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of capital stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons intend to acquire additional securities of the Issuer in connection with the Second Tranche described in Item 3 above, and reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s Class A common stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Investors’ Rights Agreement, as defined below.

Other than as described above and as set forth in the Investors’ Rights Agreement and the Note RRA, both described in Item 6 of this Schedule 13D, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Class A common stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 55,122,484 shares of Class A common stock outstanding, which is the total number of shares of Class A common stock outstanding as of August 2, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission on August 9, 2013. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Class A common stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A. Khosla Ventures II, L.P.

(a) As of the closing of business on the date of this Amendment No. 6, Khosla Ventures II, L.P. beneficially owned 46,259,738 shares of Class A common stock, representing a beneficial ownership of approximately 46.0% of the shares of Class A common stock. All of the shares of Class A common stock beneficially owned

SCHEDULE 13D

CUSIP No. 497219109	Page 12 of 17 Pages

by Khosla Ventures II, L.P. are comprised of shares of Class B common stock beneficially owned by Khosla Ventures II, L.P., all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	46,259,738
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	46,259,738

Please see Attachment A for additional information.

B. Khosla Ventures III, L.P.

(a) As of the closing of business on the date of this Amendment No. 6, Khosla Ventures III, L.P. beneficially owned 16,858,402 shares of Class A common stock, representing a beneficial ownership of approximately 27.0% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by Khosla Ventures III, L.P., (i) 26,997 shares are comprised of shares of Class A common stock issued to Samir Kaul that are beneficially owned by Khosla Ventures III, L.P. and (ii) 7,421,470 shares are comprised of a Note (described in Item 3) held by Khosla Ventures III, L.P. in the principal amount of $21,500,000, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	16,858,402
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	16,858,402

Please see Attachment A for additional information.

C. Khosla Ventures Associates II, LLC

(a) As of the closing of business on the date of this Amendment No. 6, Khosla Ventures Associates II, LLC beneficially owned 46,259,738 shares of Class A common stock, representing a beneficial ownership of approximately 46.0% of the shares of Class A common stock. All of the shares of Class A common stock beneficially owned by Khosla Ventures Associates II, LLC are comprised of shares of Class B common stock beneficially owned by Khosla Ventures Associates II, LLC, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	46,259,738
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	46,259,738

Please see Attachment A for additional information.

D. Khosla Ventures Associates III, LLC

(a) As of the closing of business on the date of this Amendment No. 6, Khosla Ventures Associates III, LLC beneficially owned 16,858,402 shares of Class A common stock, representing a beneficial ownership of approximately 27.0% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by Khosla Ventures Associates III, LLC, (i) 26,997 shares are comprised of shares of Class A common stock issued to Samir Kaul that are beneficially owned by Khosla Ventures Associates III, LLC, and (ii) 7,421,470 shares are comprised of a Note (described in Item 3) held by Khosla Ventures III, L.P. in the principal amount of $21,500,000, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)

1. Sole power to vote or direct vote:	0
2. Shared power to vote or direct vote:	16,858,402
3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	16,858,402

Please see Attachment A for additional information.

SCHEDULE 13D

CUSIP No. 497219109	Page 13 of 17 Pages

E. VK Services, LLC

(a) As of the closing of business on the date of this Amendment No. 6, VK Services, LLC beneficially owned 63,118,140 shares of Class A common stock, representing a beneficial ownership of approximately 58.0% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by VK Services, LLC, (i) 46,259,738 shares are comprised of Class B common stock beneficially owned by VK Services, LLC, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares, and (ii) 7,421,470 shares are comprised of a Note (described in Item 3) held by Khosla Ventures III, L.P. in the principal amount of $21,500,000, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	63,118,140
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	63,118,140

Please see Attachment A for additional information.

F. KFT Trust, Vinod Khosla as Trustee

(a) As of the closing of business on the date of this Amendment No. 6, KFT Trust, Vinod Khosla as Trustee, beneficially owned 23,475,300 shares of Class A common stock, representing a beneficial ownership of approximately 30.4% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by KFT Trust, Vinod Khosla as Trustee, (i) 3,862,405 shares are comprised of warrants exercisable for Class A common stock at any time as described in Item 6, and (ii) 18,362,895 shares are comprised of a Note (described in Item 3) held by KFT Trust, Vinod Khosla as Trustee, in the principal amount of $53,197,308, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	23,475,300
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	23,475,300

Please see Attachment A for additional information.

G. Vinod Khosla

(a) As of the closing of business on the date of this Amendment No. 6, Vinod Khosla beneficially owned 86,593,440 shares of Class A common stock, representing a beneficial ownership of approximately 66.1% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by Mr. Khosla, (i) 46,259,738 shares are comprised of Class B common stock beneficially owned by him, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares, and (ii) 25,784,365 shares are comprised of Notes (described in Item 3) held by Khosla Ventures III, L.P. and KFT Trust, Vinod Khosla as Trustee, in the aggregate principal amount of $74,697,308, which are convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	86,593,440
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	86,593,440

Please see Attachment A for additional information.

H. VNK Management, LLC

(a) As of the closing of business on the date of this Amendment No. 6, VNK Management, LLC (“VNK”) beneficially owned 7,421,470 shares of Class A common stock, representing a beneficial ownership of approximately 11.9% of the shares of Class A common stock. VNK has no direct ownership of any shares of Class A common stock, but is deemed to beneficially own shares of Class A common stock through a Note (described in Item 3) beneficially owned by VNK in the principal amount of $21,500,000, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)	1. Sole power to vote or direct vote:	7,421,470
	2. Shared power to vote or direct vote:	0
	3. Sole power to dispose or direct the disposition:	7,421,470
	4. Shared power to dispose or direct the disposition:	0

VNK is a limited liability company owned by family trusts formed for the benefit of Mr. Khosla’s adult children. Mr. Khosla and the other Reporting Persons have no power to elect a new manager of VNK and have no power to revoke such trusts or appoint or remove the trustees of such trusts. Mr. Khosla and the other Reporting Persons have no power to vote or dispose of the shares beneficially owned by VNK. Because Mr. Khosla from time to time recommends certain specific investments to VNK, VNK may be deemed to be in a “group” with Mr. Khosla within the meaning of Section 13(d)(3) of the Act with respect to those investments. VNK and Mr. Khosla expressly disclaim status as a group for purposes of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Controlling Interest in the Issuer” of Item 6 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Controlling Interest in the Issuer

As of the filing of this Amendment No. 6, entities affiliated with the Reporting Persons owned 89.8% of the Issuer’s Class B common stock, which, together with the Class A common stock held by them, represent 88.2% of the combined voting power of the Issuer’s outstanding Class A common stock and Class B common stock, assuming that 55,122,484 shares of Class A common stock and 51,511,234 shares of Class B common stock are outstanding as reported in the Issuer’s Quarterly Report. Under the Issuer’s amended and restated certificate of incorporation that became effective as part of the Issuer’s initial public offering, holders of shares of Class B common stock may generally transfer those shares to affiliated entities, without having the shares automatically convert into shares of Class A common stock. Therefore, the Reporting Persons will, for the foreseeable future, be able to control the outcome of the voting on virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as an acquisition of the Issuer, even if the Reporting Persons come to own, in the aggregate, as little as 10% of the economic interest of the outstanding shares of the Issuer’s Class A common stock and Class B common stock. Moreover, the Reporting Persons may take actions in their own interests that the Issuer’s other stockholders do not view as beneficial.

Registration Rights Agreement Relating to the Note Purchase Agreement

The Issuer entered into a Registration Rights Agreement (the “Note RRA”) with the Note Purchasers, pursuant to which it will register with the Securities and Exchange Commission (the “SEC”) any shares of Class A Common Stock issued pursuant to the Note Purchase Agreement (the “Note Shares”) and any shares of capital stock issued or issuable, from time to time (with any adjustments), in respect of the Note Shares by virtue of any stock split, stock dividend, recapitalization or similar event (collectively, the “Registrable Securities”).

Under the Note RRA, the Issuer is required to file a registration statement on Form S-3 (the “Registration Statement”) with the SEC for the resale of the Registrable Securities as soon as practicable and in any event no later than six months from the date of closing the first tranche and to use its commercially reasonable efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof.

In addition, if the Issuer cannot effect a registration as described above, and the Issuer receives a request from one or more Note Purchasers that the Issuer file a Registration Statement on Form S-1 with respect to at least twenty five percent (25%) of the Registrable Securities, then the Issuer will (x) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all Note Purchasers; and (y) as soon as practicable, and in any event within seventy-five (75) days after the date of such request is given by the Note Purchasers initiating the request, file a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, (the “Securities Act”) covering all Registrable Securities that the Note Purchasers have requested to be registered as specified by notice given by each such Note Purchaser to the Issuer within twenty (20) days of the date the Demand Notice is given.

Furthermore, if there is not an effective Registration Statement covering all of the Registrable Securities or the prospectus contained therein is not available for use and the Issuer proposes to register (including, for this purpose, a registration effected by the Issuer for stockholders other than the Note Purchasers) any of its Class A common stock under the Securities Act in connection with the public offering of such securities solely for cash, the Issuer shall, at such time, promptly give each Note Purchaser notice of such registration, subject to certain exceptions. Upon the request of each Note Purchaser given within twenty (20) days after such notice is given by the Issuer, the Issuer shall cause to be registered all of the Registrable Securities that each such Note Purchaser has requested to be included in such registration.

In the event (i) that the Registration Statement has not been declared effective by the SEC on or before 180 days from the date of the Note RRA (the “Registration Deadline”) or (ii) after a Registration Statement has been declared effective by the SEC, sales of any of the Registrable Securities covered by such Registration Statement cannot be made pursuant to such Registration Statement because such Registration Statement has been suspended (by reason of a stop order or the Issuer’s failure to update the Registration Statement or otherwise), except as a result of a suspension permitted under the Note RRA, or if such Registration Statement is no longer effective, then the Issuer has agreed to pay to each Note Purchaser liquidated damages. The liquidated damages will be in an amount equal to 1.5% of the aggregate purchase price paid by each Note Purchaser pursuant to the Note Purchase Agreement for the Note Conversion Shares with respect to which any unregistered Registrable Securities are then held by the Note Purchaser for each consecutive or non-consecutive thirty (30) day period after the Registration Deadline and prior to the date the Registration Statement is declared effective by the SEC, or during which sales of any Registrable Securities covered by a Registration Statement cannot be made pursuant to any such Registration Statement after the Registration Statement has been declared effective. Such liquidated damages will be paid in cash within five (5) trading days after the end of each thirty (30) day period giving rise to such obligation. Notwithstanding the foregoing, in no event is the Issuer obligated to make payments (a) to more than one Note Purchaser in respect of the same Registrable Securities for the same period of time or (b) to any one Note Purchaser in an aggregate amount that exceeds ten percent (10%) of the aggregate price paid by such Note Purchaser for such Note Conversion Shares.

The foregoing description of the Note RRA does not purport to be complete and is qualified in its entirety by reference to the Note RRA, a copy of which is filed as an exhibit hereto as Exhibit 99.24 and is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 497219109	Page 14 of 17 Pages

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

13D

CUSIP No. 497219109	Page 15 of 17 Pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement.
99.2	Amended and Restated Investors’ Rights Agreement dated April 21, 2011, among the Issuer and the Issuer’s securityholders listed therein (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement of Form S-1 (File No. 333-173440), filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2011).
99.3	Loan and Security Agreement dated as of January 26, 2012 among the Issuer, Kior Columbus LLC, 1538731 Alberta Ltd., 1538716 Alberta Ltd. and KFT Trust, Vinod Khosla, Trustee (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).
99.4	Warrant Agreement to Purchase Shares of Class A Common Stock dated as of January 26, 2012 issued by the Issuer to KFT Trust, Vinod Khosla, Trustee (the “Initial Warrant,” incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).
99.5	Form of Additional Warrant Agreement to Purchase Shares of Class A Common Stock (the form of Initial PIK Warrant, incorporated by reference to Exhibit F of the Loan and Security Agreement dated as of January 26, 2012, filed as Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).
99.6	Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the Subsequent PIK Warrant, incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).
99.7	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the ATM Warrant, incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).
99.8	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the Subsequent Drawdown Warrant, incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).
99.9	Warrant Agreement to Purchase Shares of Class A Common Stock, dated as of May 22, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2013).
99.10	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2013).
99.11	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2013).
99.12	Warrant Agreement to Purchase Shares of Class A Common Stock, dated as of June 17, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 19, 2013).
99.13	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 19, 2013).
99.14	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 19, 2013).
99.15	Warrant Agreement to Purchase Shares of Class A Common Stock, dated as of July 26, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2013).
99.16	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2013).
99.17	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2013).
99.18	Warrant Agreement to Purchase Shares of Class A Common Stock, dated as of August 27, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 27, 2013).
99.19	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 27, 2013).
99.20	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 27, 2013).
99.21	Note Purchase Agreement, dated as of October 18, 2013, by and among the Issuer, KiOR Columbus, LLC, Khosla Ventures III, L.P., KFT Trust, Vinod Khosla, Trustee, and VNK Management, LLC (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2013).
99.22	Amendment No. 1 to Note Purchase Agreement, dated October 20, 2013 (incorporated by reference to Exhibit 99.1B of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2013).
99.23	Form of Note under the Note Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2013).
99.24	Form of Registration Rights Agreement by and among the Issuer, KiOR Columbus, LLC, Khosla Ventures III, L.P., KFT Trust, Vinod Khosla, Trustee, and VNK Management, LLC (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2013).

13D

CUSIP No. 497219109	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Vinod Khosla
	Vinod Khosla	Date: October 28, 2013

KFT TRUST, VINOD KHOSLA, TRUSTEE

By	/s/ Vinod Khosla
	Vinod Khosla	Date: October 28, 2013
Trustee

VK SERVICES, LLC

By:	/s/ Vinod Khosla
	Vinod Khosla, Manager	Date: October 28, 2013

KHOSLA VENTURES ASSOCIATES II, LLC

By:	/s/ Vinod Khosla
	Vinod Khosla, Managing Member	Date: October 28, 2013

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla
	Vinod Khosla, Managing Member	Date: October 28, 2013

KHOSLA VENTURES II, L.P.

By:	Khosla Ventures Associates II, LLC, a
Delaware limited liability company and general partner of Khosla Ventures II, LP

By:	/s/ Vinod Khosla
	Vinod Khosla, Managing Member	Date: October 28, 2013

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC, a
Delaware limited liability company and general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla
	Vinod Khosla, Managing Member	Date: October 28, 2013

VNK MANAGEMENT, LLC

By:	/s/ Kimberly Totah
Name:	Kimberly Totah	Date: October 28, 2013
Title:	Special Manager

13D

CUSIP No. 497219109	Page 17 of 17 Pages

ATTACHMENT A

Mr. Khosla is the managing member of VK Services, which is the manager of KVA II and KVA III. KVA II and KVA III are the general partners of KV II and KV III, respectively. Each of KVA II, KVA III, VK Services and Khosla may be deemed to possess voting and investment control over the shares held by KV II and KV III, and each of KVA II, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were originally purchased by KV II and then distributed to KVA II, which in turn distributed such securities to members and affiliates of members of KVA II (the “Distributed Securities”). KVA II continues to possess voting and investment control over the Distributed Securities. Each of KVA II, VK Services and Khosla may be deemed to possess voting and investment control over the Distributed Securities, and each of KVA II, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were purchased in connection with the Issuer’s IPO by KFT. Warrants to purchase Class A common stock have been issued to KFT in connection with a loan and security agreement between the issuer and KFT. Khosla, as a trustee and beneficiary of KFT, may be deemed to have indirect beneficial ownership of such shares. The Reporting Persons other than Mr. Khosla have no voting or investment control over the shares beneficially owned by KFT.

Certain securities were issued by the Issuer to Samir Kaul, who is a director of the Issuer and a member of KVA II and KVA III as compensation for his role as a director of the Issuer. Such shares will vest upon the completion of Mr. Kaul’s term as a director at the Issuer’s next annual meeting. Mr. Kaul holds such securities for the benefit of KV III and KVA III, and, accordingly, KV III, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

VNK is a limited liability company owned by family trusts formed for the benefit of Mr. Khosla’s adult children. Mr. Khosla and the other Reporting Persons have no power to elect a new manager of VNK and have no power to revoke such trusts or appoint or remove the trustees of such trusts. Mr. Khosla and the other Reporting Persons have no power to vote or dispose of the shares beneficially owned by VNK. Because Mr. Khosla from time to time recommends certain specific investments to VNK, VNK may be deemed to be in a “group” with Mr. Khosla within the meaning of Section 13(d)(3) of the Act with respect to those investments. VNK and Mr. Khosla expressly disclaim status as a group for purposes of this Schedule 13D.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.